COMMAND CENTER, INC.
3773 West 5th Avenue
Post Falls, ID 83854

UNITED STATES SECURITIES AND	July 15, 2009
EXCHANGE COMMISSION
Washington, DC 20549

RE:	Request for extension for replying to comments to our Form 10-K for Fiscal Year ended December 26, 2008

Mr. Kyle Moffatt, Accountant Branch Chief
Ms. Inessa Kessman, Senior Staff Accountant

Dear Mr. Moffatt and Ms. Kessman:

This letter confirms my discussion today with Ms. Kessman  requesting an extension until July 31, 2009 for replying to comments to our Form 10-K for Fiscal Year ended December 26, 2009.

Ms.Kessman authorized the extension after our discussions that Brad Herr, the former CFO resigned as of May 1, 2009.  The new CFO, Ralph Peterson joined the company immediately afterwards and reviewed the work papers.

We are optimistic that after taking the additional time to respond, we will be able to provide the SEC Staff adequate reasons and support for the position the Company has taken regarding these foot notes.

Ms. Kessman instructed, we are to incorporate into our Second Quarter 10 Q for the period ended June 26, 2009, the language change and discussion and analysis for the three foot notes in question, i.e. Related Party Transaction. Everyday Staffing, LLC Tax Liabilities and Commitments and Contingencies.

Sincerely,

/s/ Ralph  Peterson
Chief Financial Officer